# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Patria Investments Ltd, CIK 0001825570
CUSIP: G69451105
Title of class of securities: Class A Common Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 60 NEXUS WAY, 4TH FLOOR, CAMANA BAY, PO BOX 757, Grand Cayman, Cayman Islands (E9), KY1-9006
Date of event which requires filing of this statement: 02/19/2026
Filed by CIK 0002112308
Persons authorized to receive notices and communications: Daniel Sorrentino, 60 Nexus Way, 4th floor,, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands (E9), 00000, 1 345 640 4900

## Reporting persons
- Patria Holdings Limited (CIK 0001842681): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 83,706,916; sole dispositive power 0; shared dispositive power 83,706,916; aggregate amount beneficially owned 83,706,916 (56% of the class)
  Comment: Note to Row 13: Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 67,597,461 Class A common shares outstanding as of February 19, 2026, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.
- SPV PHL: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 24,437,198; sole dispositive power 0; shared dispositive power 24,437,198; aggregate amount beneficially owned 24,437,198 (26.6% of the class)
  Comment: Note to Row 13: Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 67,597,461 Class A common shares outstanding as of February 19, 2026, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.
- Olimpio Matarazzo Neto (CIK 0002112308): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 83,706,916; sole dispositive power 0; shared dispositive power 83,706,916; aggregate amount beneficially owned 83,706,916 (56% of the class)
  Comment: Note to Row 13: Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 67,597,461 Class A common shares outstanding as of February 19, 2026, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.
- Alexandre Teixeira de Assumpcao Saigh: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 83,706,916; sole dispositive power 0; shared dispositive power 83,706,916; aggregate amount beneficially owned 83,706,916 (56% of the class)
  Comment: Note to Row 13: Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 67,597,461 Class A common shares outstanding as of February 19, 2026, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, par value $0.0001 per share
Name of issuer: Patria Investments Ltd
Address of issuer's principal executive offices: 60 NEXUS WAY, 4TH FLOOR, CAMANA BAY, PO BOX 757, Grand Cayman, Cayman Islands (E9), KY1-9006

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly on behalf of each of (i) Patria Holdings Limited ("PHL"), a Cayman Islands exempted company, (ii) SPV PHL ("SPV"), a Cayman Islands exempted company, (iii) Olimpio Matarazzo Neto, and (iv) Alexandre Teixeira de Assumpcao Saigh (collectively, the "Reporting Persons"). Olimpio Matarazzo Neto and Alexandre Teixeira de Assumpcao Saigh are controlling shareholders of PHL (the "Controlling Shareholders"). PHL is the sole shareholder of SPV. The Controlling Shareholders may be deemed to have beneficial ownership of the common shares held of record by the Reporting Persons. Each of the Controlling Shareholders disclaims ownership of the common shares except to the extent he has a pecuniary interest therein. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D (including any amendments thereto) jointly in accordance with the provisions of Rule 13d-1(k) of the Exchange Act.
Residence or business address: The address of the principal office of each of the Reporting Persons is 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006 Grand Cayman, Cayman Islands.
Present principal occupation or employment: PHL is a holding company, and SPV is a company, which principal business is investing in securities of the Issuer. Olimpio Matarazzo Neto is the chairman of the board of the directors of the Issuer and Alexandre Teixeira de Assumpcao Saigh is a member of the board and the Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and to the best of knowledge of each Reporting Person, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: Olimpio Matarazzo Neto and Alexandre Teixeira de Assumpcao Saigh are natural persons holding Brazilian citizenship.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Prior to the initial public offering of Patria Investments Ltd, the Reporting Persons beneficially owned approximately 82 million shares, of which they remain the beneficial owners. Within the last 12 months SPV has purchased approximately 1.8 million additional shares from time to time using its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: Each Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions a Reporting Person might undertake may be made at any time and from time to time without prior notice and may be informed by such Reporting Person's review of numerous factors, including but not limited to an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels and availability of the Issuer's securities or other financial instruments; general market, industry and economic conditions; tax considerations; such Reporting Person's trading and investment strategies; the relative attractiveness of alternative business and investment opportunities; other future developments; and other factors deemed relevant by such Reporting Person. The Reporting Person otherwise does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although depending on the factors discussed herein, any Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
PHL beneficially owns, and has shared power to vote or dispose of, 1,806,916 Class A common shares and 57,462,802 Class B common shares of the Issuer held of record by PHL and 24,437,198 Class B common shares held of record by SPV, which is a wholly-owned subsidiary of PHL, representing 56.0% of the Class A common shares of the Issuer. Such percentage represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person by (b) the sum of (i) 67,597,461 Class A common shares outstanding as of February 19, 2026, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

SPV has shared power to vote or dispose of 24,437,198 Class B common shares held of record by SPV, which is a wholly-owned subsidiary of PHL, representing 26.6% of the Class A common shares of the Issuer. Such percentage represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person by (b) the sum of (i) 67,597,461 Class A common shares outstanding as of February 19, 2026, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

Olimpio Matarazzo Neto and Alexandre Teixeira de Assumpcao Saigh are controlling shareholders of PHL. PHL is the sole shareholder of SPV. The Controlling Shareholders may be deemed to have beneficial ownership of the common shares held of record by the Reporting Persons. Each of the Controlling Shareholders disclaims ownership of the common shares except to the extent he has a pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: Not applicable
Transactions in the class effected during the past sixty days: Except for the transactions described in Items 3 and 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving Class A common shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Except for the transactions described in Item 6 of this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Inapplicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement among the Reporting Persons

## Signatures
- Patria Holdings Limited: /s/ Daniel Sorrentino, Daniel Sorrentino/Director (02/26/2026)
- SPV PHL: /s/ Marcelo Spinardi, Marcelo Spinardi/Director (02/26/2026)
- Olimpio Matarazzo Neto: /s/ Olimpio Matarazzo Neto, Olimpio Matarazzo Neto (02/26/2026)
- Alexandre Teixeira de Assumpcao Saigh: /s/ Alexandre Teixeira de Assumpcao Saigh, Alexandre Teixeira de Assumpcao Saigh (02/26/2026)